April 23, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Barbara C. Jacobs
Gabriel Eckstein

RE: Alarm.com Holdings Inc.

Ladies and Gentlemen:

On behalf of Alarm.com Holdings, Inc. (the “Company”), we are transmitting Confidential Draft Submission No. 5 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on October 10, 2014, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Eckstein.

The Amendment is being filed in response to comments received from the Staff by letter dated October 31, 2014 (the “Comment Letter”). Set forth below are the Company’s responses to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Risk Factors

We receive a substantial portion of our revenue . . . , page 21

1.	Notwithstanding your response to prior comment 1, we continue to believe that the actual percentage of revenues attributable to Vivint, Inc. and Monitronics International, Inc. are more meaningful disclosure than a range because it provides appropriate context to investors. Please revise and also include comparable information for the most recent interim period for all greater than ten percent customers, including the third service provider mentioned on page F-50.

Response:

The Company acknowledges the Staff’s comment and has supplementally provided the Staff with the factual support for why it believes that a range provides appropriate context to investors since the percentage difference of the precise percentage of revenue attributable to these service providers versus the outer bounds of the ranges disclosed in the Amendment are immaterial when compared against the Company’s total revenue. As articulated in its October 10, 2014 letter to the Staff, the Company has not included the precise percentage attributable to such service providers in the Amendment because the Company believes doing so would be likely to cause substantial competitive harm to the Company. Each of these service providers has publicly disclosed the number of its subscriber accounts on the Company’s network, which the Company has no control over. If the Company was to disclose the precise percentage of its revenue attributable to such high-volume service providers, the Company’s competitors could determine the price per account the Company charges each such service provider by taking total revenue generated by these service providers and dividing that number by the publicly-reported number of total subscribers of these service providers. The prices the Company charges its largest services providers, which comprise a substantial portion of the Company’s revenue, is variable and confidential. The Company is obligated to maintain the confidentiality of the prices it charges in its agreements with these service providers, and these service providers depend upon the confidentiality of such prices in their own agreements with their affiliated sub-dealers. Further, the Company’s competition will be able to price compete directly and materially against the Company and the Company will be at a significant competitive disadvantage, which is harmful to the Company’s investors, as the competition is not publicly disclosing similar information to what the Company is being asked to disclose in the Amendment. Finally, the Company firmly believes that investors have the material information they need based on the current disclosure in the Amendment and that the exact percentage of revenue generated by these service providers is immaterial as evidenced by the supplemental materials provided by the Company to the Staff.

In response to the Staff’s other comment above, the Company has included comparable information for all greater than ten percent customers in 2014 on pages 22 and 108 of the Amendment.

In addition, you should clarify that the contract terms described in your risk factor apply to your agreements with Vivint and Monitronics.

Response:

The Company acknowledges the Staff’s comment and has revised the risk factor on page 21 of the Amendment accordingly.

Finally, given the amount of your revenue attributable to Monitronics, we are unable to concur that the agreement with Monitronics is not one on which you are substantially dependent. Therefore, please file a copy of the agreement as an exhibit or further advise.

Response:

The Company acknowledges the Staff’s comment and has filed a redacted copy of the Monitronics agreement as an exhibit to the Amendment and separately requested confidential treatment for certain portions of the agreement.

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Please fax any additional comment letters concerning the Amendment to (617) 937-2400 and direct any questions or comments concerning the Amendment or this response letter to the undersigned at (617) 937-2357.

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Stephen Trundle
Jennifer Moyer